UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On November 18, 2021, NuCana plc (the “Company”) issued a press release announcing its third quarter 2021 financial results. The Company’s unaudited condensed consolidated financial statements as of September 30, 2021 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.2 hereto and is incorporated by reference herein. The press release is attached as Exhibit 99.3 hereto and is incorporated by reference herein.

The information in this Report on Form 6-K and in the attached Exhibits 99.1 and 99.2 shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Number 333-258941) and Form S-8 (File Number  333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.3 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Supplemental Risk Factor

We are supplementing the risk factors previously disclosed under the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 4, 2021 (our “Annual Report”), to include the following updated risk factor under the heading “Risks Related to the ADSs”:

We may be classified as a passive foreign investment company, or a PFIC, in any taxable year and U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences.

Generally, if for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the characterization of our income, including whether certain research and development tax credits received from the government of the United Kingdom will constitute gross income, and if they do, whether they will constitute passive income for purposes of the PFIC income test) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purpose of the PFIC asset test, the value of our assets will depend in part on the market price of our ordinary shares, which may fluctuate significantly. Based on our estimated gross income, the average value of our assets, including goodwill and the nature of our active business, we expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2021. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of the taxable year and involves extensive factual and legal investigation. Accordingly, there can be no assurance regarding our PFIC status that we will not be considered a PFIC for our current taxable year ending December 31, 2021 or any future taxable year.

If we are a PFIC, U.S. holders of our ADSs may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends for individuals who are U.S. holders, having interest apply to distributions by us and the proceeds of sales of the ADSs, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are a PFIC for the taxable year ending December, 31, 2021, we expect to provide the information necessary for a U.S. investor to make a qualifying electing fund election with respect to us. U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences associated with investments in PFICs. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs. For more information related to classification as a PFIC, see “Taxation—Material U.S. Federal Income Tax Consideration—Passive Foreign Investment Company Considerations” in our Annual Report.

Exhibits

99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2021 and for the Three and Nine Months Ended September 30, 2021 and 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2021 and 2020

99.3	Press Release dated November 18, 2021

101	The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months ended September 30, 2021 and 2020, (ii) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the Three and Nine Months ended September 30, 2021 and 2020, (iii) Unaudited Condensed Consolidated Statements of Financial Position as at September 30, 2021 and December 31, 2020, (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the Nine Months ended September 30, 2021 and 2020, (v) Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2021 and 2020 and (vi) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name:	Donald Munoz
Title:	Chief Financial Officer

Date: November 18, 2021